UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

NexGenT, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2578749
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

135 N. 2nd Avenue, 6th Floor, Phoenix, Arizona 85003

(Full mailing address of principal executive offices)

(512) 648-6891

(Issuer’s telephone number, including area code)

In this report, the term “NexGenT” or “the company” refers to NexGenT, Inc.., a Delaware corporation.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

General

We were formed as a Delaware corporation on May 2, 2016. The company offers military grade cyber security and network engineer training programs. The company’s business model is to sell its programs directly to consumers. Most of our recent customers enter into an income sharing arrangement with the company. The company also offers its programs to enterprise customers for training and hiring purposes.

The company receives revenues from our customers for providing educational services and related finance revenue associated with Income Sharing Agreements (ISA). Cost of revenue consists primarily of expenses associated with technology costs to store and deliver educational content. Cost of revenue also includes costs, such as salaries and non-employees whose primary responsibilities relate to supporting the delivery of educational content and overseeing guided cohorts.

Results of Operations

The following summarizes the results of our operations for the six-month period ended June 30, 2022 (“Interim 2022”), as compared to the six-month period ending June 30, 2021 (“Interim 2021”):

	Six-Months Ended June 30,
	2022	2021	$ Change
Revenues	$1,387,581	$2,304,699	$(917,117)
Cost of revenues	$580,752	$899,672	$(318,920)
Gross Profit	$806,829	$1,405,027	$(598,197)
Total operating expenses	$1,659,830	$3,042,840	$(1,383,010)
Operating loss	$(853,001)	$(1,637,813)	$784,814
Total other (income) expense	$1,050	$(90,180)	$91,230
Loss before provision for income taxes	$(851,951)	$(1,547,633)	$695,684
Provision for income taxes	$0	$11,723	$11,723
Net loss	$(851,951)	$(1,559,356)	$707,406

Revenues

Revenues decreased by $917,117 (or 39.8%) to $1,387,318 for Interim 2022 from $2,304,699 for Interim 2021. The decrease in revenue occurred because of a $1,021,065 decrease in revenue to $1,217,318 in Interim 2022 for education services due to our financing company’s decision to cease purchases of any additional ISA contracts for an undefined period of time. This decrease was partially offset by a $103,948 increase in revenue to $170,263 related to education services financing due to an increased number of contracts on which the company earned interest over the first half of 2022 versus the prior year.

Cost of Revenues

The cost of net revenues decreased by $318,920 (or 35.4%) to $580,752 in Interim 2022 from $899,672 for Interim 2021. The decrease in cost of revenues was due to a corresponding decrease in revenue. Our gross margins were 66% and 63% in Interim 2022 and Interim 2021, respectively.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The company recorded total operating expenses of $1,659,830 in Interim 2022 compared with $3,042,840 in Interim 2021. The decrease of $1,383,010 (or 45.5%) in our total operating expenses was due to:

●	A $977,939 decrease in general and administrative expenses due to a decrease in the employee headcount ..

●	A $398,670 decrease in sales and marketing expenses related to a hold placed on marketing spend..

●	A $6,402 decrease in research and development related to a decrease in the employee Development Team headcount.

Net loss

Accordingly, the company’s net loss decreased by $707,406 to $851,950 in Interim 2022 from $1,559,356 in Interim 2021.

Liquidity and Capital Resources

As of June 30, 2022, we have primarily been funded from revenues generated by the sale of our products, the sale of our securities, and our Series A funding proceeds as well as the sale of $525,000 in SAFE agreements. As of June 30, 2022, the company had approximately $1,055,816 in cash and cash equivalents on hand.

The company leased a facility in San Jose, California under a non-cancellable operating lease that expired in June 2021. Minimum base rent ranged from $15,142 to $16,064 during the lease term. Minimum lease payments under the lease were approximately $96,000 during 2021. The company vacated the offices in 2020 and stopped paying rent. The company has accrued approximately $207,000 for unpaid base rent as of December 31, 2021.

In 2021, the landlord of the San Jose lease filed a lawsuit against the company for non-payment of rent pursuant to the terms of the lease. In July 2022, the company negotiated a settlement with the landlord for $85,000, if all payments were made under the settlement. See Note 8 in the accompanying financial statements for details on the settlement.

In August 2021, the Company leased a facility in Maricopa County, Arizona. The lease commenced September 1, 2021 and expires August 31, 2026. Minimum base rent ranges from $14,167 to $20,542 during the lease term. Payments under the lease by year are as follows:

2022	$181,336
2023	212,500
2024	232,332
2025	240,832
2026	164,336
Total	$1,031,336

Total rent expense for the six months ended June 30, 2022 and 2021 amounted to $116,710 and $98,078, respectively.

In August 2022, the company agreed with its income sharing partner to buy back a number of contracts that said partner was in the process of purchasing from the company. The total of the buyback amount was settled at $444,150, including $423,000 of previously received funds, plus 5 percent in fees. The liability for the buyback is split between current and non-current based on the agreed upon repayment schedule.

If existing capital and operational revenues are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Trend Information

Our current focus is on scaling the sales of our Hybrid Accelerator program to 250+ deals per month. This will require a continual improvement process of our sales scripts as well as a highly controlled increase in our Sales Team members and our associated marketing & advertising spend.

Along with these activities we plan to recruit for several key c-suite level roles. We also plan to launch over 5 IT certification bootcamps to provide continuous education to our students well after they finish our immersive programs. We will also start the R&D process for evaluating other programs we will create including but not limited to Block Engineering, Cloud, Machine/AI Learning, Technical Sales, Data Science, and Software Engineering.

Our key planned activities and milestones to achieve our next 18-month plan of operation includes the following:

-	Focus on getting to cash flow positive

-	Hiring experienced C-level suites

-	Hiring more trainers and preparing for adding cyber additional programs

-	Launching our FREE Basic cyber training bootcamp for online

-	Launching our Systems Engineering track

-	Winning several key government IT training contracts

-	Launching over 10+ Cyber Certification Bootcamps

-	Building v2 of our Learning Management System and building AI into it to maximize learning retention, accelerate training, and enhancing the online learning experience

-	Launch our apprenticeship programs with our partners

-	Acquire smaller companies to accelerate growth

-	Lastly launching our ‘Project VNOC’ using Virtual Reality to Blend Offline to Online

The Company converted its SAFE notes in August 2022 into shares of preferred stock.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

NEXGENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

NEXGENT, INC.

BALANCE SHEETS

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$1,055,816	$1,809,572
Accounts receivable, net	115,873	106,672
Income sharing agreements receivable	1,754,536	276,970
Inventory	37,254	64,978
Prepaid expenses and other current assets	319,244	439,600
Total current assets	3,282,723	2,697,792

Accounts receivable, net of current portion	22,598	-
Income sharing agreements receivable, net of current portion	1,311,970	2,558,345
Fixed assets, net	119,482	147,112
Due from related party	150,100	150,250
Deferred offering costs	137,226	137,226
Other assets	1,029,456	40,667
Total assets	$5,916,577	$5,731,392

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$66,156	$50,176
Accrued liabilities	422,863	430,488
Deferred revenue	10,557	69,631
Income sharing agreement deposits	355,846	379,096
Other current liabilities	74,025	74,025
Total current liabilities	929,446	1,003,416

Shareholder loan	-	1,817
SAFE notes	525,000	525,000
Other non-current liabilities	370,125	370,125
Total liabilities	2,676,801	1,900,358

Commitments and contingencies	-	-

Stockholders’ Equity:
Series A-7 Preferred Stock $0.00001 par value 5,078,990 authorized 5,078,990 and 5,078,990 issued and outstanding, respectively	225,000	225,000
Series A-6 Preferred Stock $0.00001 par value 5,417,115 authorized 5,417,115 and 5,417,115 issued and outstanding, respectively	300,000	300,000
Series A-5 Preferred Stock $0.00001 par value 8,651,805 authorized 8,651,805 and 8,651,805 issued and outstanding, respectively	575,000	575,000
Series A-4 Preferred Stock $0.00001 par value 9,279,690 authorized 9,279,690 and 9,279,690 issued and outstanding, respectively	925,000	925,000
Series A-3 Preferred Stock $0.00001 par value 7,733,945 authorized 7,733,945 and 7,733,945 issued and outstanding, respectively	1,028,000	1,028,000
Series A-2 Preferred Stock $0.00001 par value 547,885 authorized 547,885 and 547,885 issued and outstanding, respectively	129,434	129,434
Series A-1 Preferred Stock $0.00001 par value 63,494,750 authorized 63,494,750 and 63,494,750 issued and outstanding, respectively	15,000,000	15,000,000
Common stock $0.00001 par value 250,000,000 authorized 51,433,895 and 51,433,895 issued and outstanding, respectively	514	514
Class B Common stock $0.00001 par value 60,000,000 authorized 24,000 and 24,000 issued and outstanding, respectively	0.24	-

Additional paid-in capital	6,796,033	6,534,541
Accumulated deficit	(21,739,205)	(20,886,455)
Total stockholders’ equity	3,239,776	3,831,034
Total liabilities and stockholders’ equity	$5,916,577	$5,731,392

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended	Six Months Ending
	June 30, 2022	June 30, 2021
Revenues
Educational services	$1,217,318	$2,238,383
Educational services financing	170,263	66,316
Total revenues	1,387,581	2,304,699

Cost of revenues	580,752	899,672

Gross profit	806,830	1,405,027
Operating Expenses:
General and administrative	1,526,057	2,503,996
Sales and marketing	121,994	520,664
Research and development	11,778	18,180
Total operating expenses	1,659,830	3,042,840

Operating loss	(853,000)	(1,637,813)

Other (income) expense :
Loss on impairment	-	-
Interest & other expense	-	30,503
Interest & other income	1,050	(120,683)
Total other (income) expense	1,050	(90,180)

Loss before provision for income taxes	(851,950)	(1,547,633)

Provision for income taxes	-	11,723

Net loss	$(851,950)	$(1,559,356)

Earnings per share
Net loss per share - basic	$(0.02)	$(0.03)
Net loss per share - diluted	$(0.02)	$(0.03)

Weighted average number of shares outstanding
Basic	$51,433,895	51,433,895
Diluted	$51,433,895	51,433,895

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A-7		Series A-6		Series A-5		Series A-4		Series A-3		Series A-2		Series A-1		Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	deficit	(Deficit)
December 31, 2020	5,078,990	225,000	5,417,115	300,000	8,651,805	575,000	9,279,690	925,000	7,733,945	1,028,000	547,885	129,434	63,494,750	15,000,000	51,433,895	514	-	-	6,148,098	(14,723,101)	9,607,944
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	387,951		387,951
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		(1,559,356)	(1,559,356)
June 30, 2021	5,078,990	225,000	5,417,115	300,000	8,651,805	575,000	9,279,690	925,000	7,733,945	1,028,000	547,885	129,434	63,494,750	15,000,000	51,433,895	514	-	-	6,536,049	(16,282,457)	8,436,539
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,507)	-	(1,507)
Shares issued for services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock issuance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,604,802)	(4,604,802)
December 31, 2021	10,157,980	$450,000	10,834,230	$600,000	17,303,610	$1,150,000	18,559,380	$1,850,000	15,467,890	$2,056,000	1,095,770	$258,868	126,989,500	$30,000,000	102,867,790	$1,028	-	-	$6,534,542	$(20,887,259)	$3,830,230
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	242,667		242,667
Shares issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	24,000	0.24			0.24
Contributed capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-			22,250		22,250
Stock issuance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-			(3,425)		(3,425)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		(851,950)	(851,950)
June 30, 2022	10,157,980	450,000	10,834,230	600,000	17,303,610	1,150,000	18,559,380	1,850,000	15,467,890	2,056,000	1,095,770	258,868	126,989,500	30,000,000	102,867,790	1,028	24,000	0	6,796,033	(21,739,209)	3,239,773

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(851,949)	$(1,559,356)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	27,631	26,245
Stock-based compensation	242,667	192,160
Other non-cash expenses	-	(114,722)
Changes in operating assets and liabilities:
Accounts receivable	(262,992)	(1,552,878)
Inventory	27,725	(8,429)
Prepaid expenses	120,356	(279,612)
Deposits	-	(6,500)
Accounts payable and accrued expenses	7,553	876,560
Deferred revenue	(59,075)	89,924
Other non-current liabilities	(23,250)	-
Net cash used in operating activities	(771,334)	(2,336,608)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	667	-
Notes receivable	(98)	-
Related party advances	-	(50,000)
Net cash used in investing activities	570	(50,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder loan	(1,816)	-
Proceeds from sale of common stock	18,825	-
Net cash provided by financing activities	17,009	-

Decrease in cash and cash equivalents	(753,755)	(2,386,608)
Cash and cash equivalents, beginning of period	1,809,572	6,014,395
Cash and cash equivalents, end of period	$1,055,817	$3,627,787

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$11,723

See accompanying notes to these financial statements.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – NATURE OF OPERATIONS

NexGenT, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on May 2, 2016 in the State of Delaware. The Company’s headquarters are in Austin, Texas.

The Company currently provides online training programs and courses in cyber security and full stack network engineering. The training programs span approximately six months (for part time students) or three months (for full time students) and students receive a certificate upon graduation, helping them secure employment in various IT fields. In addition, the company offers shorter, supplemental training courses and “bootcamps” spanning one week to eight weeks to provide training for different fields of specialty within cyber security and network engineering. Historically, the company offered a variety of self-paced training courses for various levels of full stack network engineering competency.

Stock Split

In September 2021, the Company’s board of directors and stockholders approved a 5-for-1 stock split of its issued and outstanding shares of common and preferred stock, See Note 8 for additional information. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic (the “Pandemic”). This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally. It has also disrupted the normal operations of many businesses.

The uncertainty surrounding the Pandemic and its possible implications created some demand variability. However, we believe demand for our training courses did not suffer a significant downturn because our courses are online and the jobs available using the skills we teach can also be performed remotely. We expect demand variability for our products may continue because of the Pandemic.

As of June 30, 2022, the Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including minimizing employee activity at its corporate office and having employees work remotely. Most vendors have transitioned to electronic submission of invoices and payments.

Management’s Plan

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has generated net losses and has negative cash flows from operations. In addition, the Company’s revenue recognized through Income Sharing Agreements (“ISA”) is expected to be received over an extended period of time. While the Company has previously secured agreements with an ISA financing entity in order to sell its ISA contracts and de-risk the extended cash flow receipts, the Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters can raise doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through debt and/or equity financing, as well as current cash on hand. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. However, the Company has developed cash flow scenarios which allow the company to reach breakeven with scaled down operations. Still, the accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, our financial statements do not include all the information and footnotes required by GAAP for complete financial statements. Normal and recurring adjustments considered necessary for a fair statement for the results for the interim periods have been included.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting periods. Significant estimates include the value of ISAs as discussed in Note 2, stock-based compensation, allowances for doubtful accounts, and valuation allowances on deferred tax assets. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates, especially the estimates of the value of the ISAs will occur in the near term.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022 and December 31, 2021. The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, and accrued expenses. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	June 30,	Fair Value Measurements Using
	2022	(Level 1)	(Level 2)	(Level 3)
Income sharing agreements receivable	$3,066,507	$-	$-	$3,066,507
Notes receivable and accrued interest	150,348	-	-	150,348
Total assets at fair value on a recurring basis	$3,216,854	$-	$-	$3,216,854

SAFE notes	$525,000	$-	$-	$525,000
Total liabilities at fair value on a recurring basis	$525,000	$-	$-	$525,000

	December 31,	Fair Value Measurements Using
	2021	(Level 1)	(Level 2)	(Level 3)
Income sharing agreements receivable	$2,835,315	$-	$-	$2,835,315
Total assets at fair value on a recurring basis	$2,835,315	$-	$-	$2,835,315

SAFE notes	$525,000	$-	$-	$525,000
Total liabilities at fair value on a recurring basis	$525,000	$-	$-	$525,000

The Company measures the ISAs at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the ISAs uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The ISA value may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the asset. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods. See Revenue Recognition in Note 2 for discussion of valuation of ISAs.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at amounts due from customers net of allowances for withdrawals, discounts, and doubtful accounts. The Company regularly reviews and revises, when deemed necessary, its estimates of withdrawals and discounts based primarily on historical results.

The Company determines its allowance for doubtful accounts by considering a number of factors including: the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy. The Company provides an allowance for doubtful accounts when accounts receivable become uncollectible. Write-offs of accounts receivable are recorded against the allowance when identified. As of June 30, 2022 and December 31, 2021, the Company has not recorded an allowance for doubtful accounts.

Income Sharing Agreements Receivable

As further described below under Revenue Recognition students have the option to pay their tuition by entering into an Income Sharing Agreement (ISA). The Company either retains these contracts or sells them to a third party. This practice commenced in 2020 and as of December 31, 2021 71% had been retained and 29% were sold, based on gross receivable value. This receivable balance is the amount the Company expects to receive.

Inventory

The Company records its inventory at the lower of cost or net realizable value. Cost is determined on a first-in, first out basis and is comprised of educational training supplies and student equipment.

Property and Equipment

Property and equipment are stated at cost. The Company’s property and equipment is depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company’s primary source of revenue is the online educational training programs and courses in cyber security and full stack network engineering. The training programs have historically ranged from approximately three months (for full time students) to six months (for part time students) and are either self-paced or as part of a set program (see Cohort Revenues below). In addition, the company offers shorter, supplemental training courses and “bootcamps” spanning one week to eight weeks to provide training for different fields of specialty within cyber security and network engineering, and self-paced pay as you go content.

Payment structures for educational training programs is provided primarily in the following ways: 1) on-demand where students buy individual classes that are delivered digitally in a self-paced environment, 2) through payment plans generally ranging from six months to seven years; 3) Commencing in 2020 through a ISAs (see Cohort Revenues below). These forms of revenue are considered tuition related and included in educational services revenue in the accompanying statement of operations.

On-Demand and Self Paced

On-demand classes that are paid by the student upfront are deemed earned once the payment is processed as content is delivered to the student simultaneously. Self-paced programs and guided cohorts are deemed earned over the estimated timeline to completion. Revenue is deferred to the extent collected amounts exceed the revenue recognized based on the estimated timeline to completion. Contract assets (unbilled receivables) are recorded to the extent that the Company’s right to tuition based on completion of educational services exceeds amounts billed. Revenue is recorded, net of refunds.

Cohort Revenues

The Company has two basic forms of payment for its tuition revenue related to guided cohorts: (1) Cash received from the student at the time of instruction or receivable based on a payment plan generally less than six months (“Full Pay”) model, and (2) by entering into Income Sharing Agreement (“ISA”) between the Company and the student (“ISA Model”).

Full-Pay Model

Upon enrollment, the Company either receives full payment of tuition, or enters into a payment plan with the student that generally correlates to the timeline of the course instruction. When consideration is received or receivable from the student at the time of instruction, the only performance obligation is delivery of the course material. Such delivery occurs over the approximately six-month term of the course and revenue is recognized uniformly over that six-month term. Revenue is deferred to the extent not earned.

The company provides discounts and refunds under certain circumstances, such discounts are netted against revenue.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

ISA Model

Prior to February 1, 2022, Students had the election to enter an ISA wherein they pay no tuition up front but agree to remit a fixed percentage (generally 10% – 12.5%) of their qualifying salary for up to 48 monthly installments, not to exceed $25,000 (“Payment Cap”). Each ISA has a stated tuition of $12,500 which is the course cost of tuition for students who pay in cash in the Full Pay model as described above. Qualifying salary is defined in the ISAs as annual income over $40,000 to $50,000 based on the terms of the specific ISA. The ISAs do not bear stated interest. Each contract includes a deferral period if no qualifying salary is met, generally three (3) years, and, a contract expiration date, generally seven (7) years. If the contract ends without payments meeting the Payment Cap, no additional payments are required. If there is no qualifying salary within 36 months of student graduation, meaning the student does not have a job (of any type) paying them more than the amount specified in the ISA contract, then the ISA contract becomes void with no monies due to the company. All ISAs are initially owned by the Company (see ISAs Sold to Third Party Finance Company (“TPFC”) below for subsequent sales of ISAs).

Under ASC 606, the portion of tuition revenue related to the ISA is considered a form of variable consideration. To value the tuition revenue for ISA related contracts, the Company aggregates students based on similar characteristics, including: enrolled course type (full stack network engineering or cyber security), level of education, and those students who have been identified to have their contracts sold to our TPFC (see below). To value ISA contracts within these segregated groups, the Company must estimate the collection rate (rate at which students obtain jobs with qualifying salary), collection amount based on estimated average qualified salaries, default ratios, and timing of collection, which requires significant management judgment. We use publicly available information, as well as limited historical information to obtain these estimates. As there is a significant finance portion of these contracts, the Company present values the estimated revenue stream using rates between 6.9% and 9.7%.

The estimated ISA contract amount is determined at the inception of the contract and we recognize uniformly, the related revenue and ISA receivable as the student progresses through the course (generally six (6) months). Each reporting period, we update our assessment of the variable consideration associated with ISAs. Revenue has been constrained to the extent that historical operations and management’s expectations of future cash flows are believed to be supportable and not subject to reversal. Because revenue is constrained for ISA contracts as future cash flows are dependent on the occurrence or non-occurrence of an event, at times, revenue recognized for these students may be less than what the Company would record for a student who was under the Full-Pay Model.

The Company adjusts the estimate each reporting period as new information becomes available in accordance with ASC 326, Financial Instruments – Credit Losses. The Company records implied interest revenue under the effective interest method.

Students may be subject to lesser income sharing percentages based on early withdrawal from the course based on the terms of the enrollment agreement. Such percentages generally range from 1.5% to 10%. In such cases, the Company constrains the revenue to the extent it believes future cash flows are not subject to reversal. If a student cancels their program within 30 days, no revenue is recorded and the ISA is void. Based on information obtained to date, the Company has determined that any student who withdraws early from the course and is required under the ISA to share a portion of their income that is less than 100%, has their revenue fully constrained as the historical data does not support substantive ability to collect.

ISAs – Third Party Finance Company (TPFC)

The Company entered into a Master Services Agreement (“MSA”) with a TPFC. Pursuant to the terms of the ISA financing MSA, students are pooled into groups specified in the agreement and measured on performance milestones. If the performance milestones are not met this will trigger a cash-trap event. Triggering a cash-trap event gives the TPFC the option to no longer purchase eligible ISA contracts at their discretion; however, no previously purchased ISAs can be put back to the Company. Pursuant to the terms of the MSA, the Company pays management fees of $10 per month per any active ISA, pursuant to specified limits. Additionally, the Company pays a 5% origination fee of the purchase price for each ISA, and a 5% processing fee for payments processed. Pursuant to the terms of the Master Services Agreement, the TPFC has committed to purchase up to $6 million of ISAs.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Prior to commencement of the course, certain qualified students are identified and their contracts are agreed to be sold to the TPFC after certain requirements are met by the student. The TPFC remits either 36% or 60% of the stated tuition to the Company, depending on the course taken. These payments are broken into 50% upon the student commencing the course (“ISA Deposit”) and 50% upon selling the ISA to the TPFC. The sale of the ISA occurs upon graduation from the course or upon a qualified job placement as defined by the agreement. The ISA Deposits are deferred at the time they are received as they represent a deposit that can be put back to the Company if the student fails to meet a qualifying event. Upon a qualifying event and the Company selling the ISA in full and without recourse to the TPFC, the ISA Deposit is removed and applied against the ISA receivable from the TPFC. For those contracts that are sold after a qualified placement, the revenue related to those contracts are no longer deemed constrained as it relates to the collection rate (placement rate) variable. Accordingly, the incremental revenue for such contracts is recorded as revenue immediately prior to the sale of the contract. In 2020, when these contracts were agreed to be sold up front, the Company valued the variable consideration based on the expectation they would be sold under specific conditions. Due to the number of contracts that are ultimately not sold, in 2021, the Company changed its practice and now recognizes revenue under the assumption that contracts will not be sold until such time as it is actually sold. Thus, there is no gain or loss on the sale of the ISA to the TPFC.

After a qualifying event and to the extent that students make payments to the TPFC, the third party deducts fees and recoups its initial investment plus an agreed upon internal rate of return per the MSA. Subsequently, if cash flows on a pooled basis permit, the Company recoups the remaining stated tuition in excess of the advance, then future payments are split between the parties to the extent realized.

Cost of Revenues

Cost of revenue consists primarily of expenses associated with technology costs to store and deliver educational content. Cost of revenue also includes costs, such as salaries and non-employees whose primary responsibilities relate to supporting the delivery of educational content and overseeing guided cohorts.

Advertising

The Company expenses the cost of advertising and promotions as incurred and are included in operating expense in the accompanying statements of operations.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Research and development costs consist primarily of non-capitalizable software related services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the non employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Net loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. The Company excluded totaling 34,515,480 and 3,175,000 stock options and 100,200,180 convertible preferred stock from diluted earnings per share calculations, for the six months ended June 30, 2022 or 2021, respectively since their effects are anti-dilutive.

Concentrations and Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors, and accordingly, the loss of any such vendors would not have a significant impact on the Company’s operations.

The Company sells a certain percentage of its ISA’s as disclosed above to TPFC, who holds 100% of such ISAs. The loss of the TPFC would have a significant impact on the Company’s cash flow. In February of 2022, the TPFC made the decision to cease purchases of any additional ISA contracts for an undefined period of time. As a result, NexGenT turned its focus to scaling the sales of our Hybrid Accelerator program to 250+ deals per month. The company has continued to operate towards this trend.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Leases

The Company’s lease is accounted for under the provisions of FASB ASC Topic 842, Leases. The standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet of all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. There were no capital leases as of June 30, 2022 and December 31, 2021.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The Company adopted the standard as required effective January 1, 2022.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 – NOTES RECEIVABLE

In November 2020, the Company entered into an unsecured promissory note (“the Note”) with an unrelated party (the “Obligor”) for $2,000,000, which matures October 2023. The note bears interest at 12% per annum and is due with accrued interest thereon, upon maturity. The Company evaluated the promissory note for impairment and concluded the note is fully impaired as of December 31, 2021, due to the uncertain financial position of the Obligor caused in large part by supply chain disruptions due to COVID-19. While the Obligor expressed confidence in its ability to meet obligations to the Company within contracted guidelines, it could not provide financial projections sufficient to confirm that it is probable that the obligations will be met. As such, the Company recorded a loss from impairment of $2,027,000, the full amount of the principal and all interest accrued as of December 31, 2020. The Company will reevaluate its position at least annually. As of June 30, 2022, there has been no change to the full impairment designation of this note.

In December 2020, the Company entered into a promissory note with a related party for $50,000, which matures December 14, 2022. The note bears interest at 0.15% per annum and is unsecured. The Company entered into a second note with the same party in April 2021 for $50,000, which matures at the earlier of April 8, 2023 or immediately prior to the dissolution or winding up of the Borrower. The note bears interest at 0.12% per annum and is unsecured. In July 2021, the Company issued a third note to the same party totaling $50,000 and bearing interest at 0.12% per annum, maturing in July 2023.

NOTE 4 – PROPERTY AND EQUIPMENT

As of June 30, 2022 and December 31, 2021, property and equipment consisted of the following:

Property and equipment disclosure

	June 30, 2022	December 31, 2021
Furniture and fixtures	$107,361	$107,360
Leasehold improvements	97,891	97,892
Computer equipment and software	196,221	196,221
Total property and equipment	401,473	401,473
Accumulated Depreciation	(281,991)	(254,361)
	$119,482	$147,112

Depreciation expense for the six months ended June 30, 2022 and 2021 was $27,631 and $26,245, respectively.

NOTE 5 – SAFE NOTES

Simple Agreement for Future Equity (SAFE)

In August and September 2021, the Company entered into simple agreements for future equity (SAFE) for $525,000. The SAFE will convert to preferred stock upon a qualified preferred stock financing. The agreement provides the right to future equity in the Company, based on the lesser of a valuation cap of $75 million and 20% discount rate.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company’s capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers, except as described below.

Leases

The Company leased a facility in San Jose, California under a non-cancellable operating lease that expired in June 2021. Minimum base rent ranged from $15,142 to $16,144 during the lease term. Minimum lease payments under the lease were approximately $96,000 during 2021. The Company vacated the offices in 2020 and stopped paying rent. The Company had accrued approximately $207,000 for unpaid base rent as of December 31, 2021.

In 2021, the landlord of the San Jose lease filed a lawsuit against the Company for non-payment of rent pursuant to the terms of the lease. In July 2022, the Company negotiated a settlement with the landlord for $85,000, if all payments were made under the settlement. See Note 8 for details on the settlement.

In August 2021, the Company leased a facility in Maricopa County, Arizona. The lease commenced September 1, 2021 and expires August 31, 2026. Minimum base rent ranges from $14,167 to $20,542 during the lease term. Payments under the lease by year are as follows:

2022	$181,336
2023	212,500
2024	232,332
2025	240,832
2026	164,336
Total	$1,031,336

Total rent expense for the six months ended June 30, 2022 and 2021 amounted to $116,710 and $98,078, respectively.

See Note 2 for MSA entered into during 2020 for the sale of ISAs.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 100,204,180 shares of our preferred stock, $0.00001 par value per share. Of these authorized shares, 100,204,180 are designated as Series A Preferred Stock (“Series A”). The Company has further designated the Series A to Series A-1 through A-7 Preferred stock. The applicable “Series A Original Issue Price” shall mean: (i) $0.23624 per share with respect to Series A-1 Preferred Stock; (ii) $0.23624 per share with respect to Series A-2 Preferred Stock; (iii) $0.13292 per share with respect to Series A-3 Preferred Stock; (iv) $0.09968 per share with respect to Series A-4 Preferred Stock; (v) $0.06646 per share with respect to Series A-5 Preferred Stock; (vi) $0.05538 per share with respect to Series A-6 Preferred Stock and (vii) $0.0443 per share with respect to Series A-7 Preferred Stock in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Series A Preferred Stock.

Series A Preferred Stock

The Series A has liquidation priority over the common stock. The holders of Preferred Stock are entitled to dividends, when, as and if declared by the Board of directors and are non-cumulative, at an annual rate of 8% of the applicable Series A Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) for each share of Series A Preferred Stock, calculated from the date of purchase payable in cash or in kind at the election of the Board of Directors. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to common stock, liquidation distributions. Holders of Series A will receive an amount equal to the greater of the applicable Series A Original Issue Price, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares of such series of Preferred stock been converted into common stock immediately prior to liquidation, dissolution, winding up, or deemed liquidation event. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock, with aggregate gross proceeds to the Company of not less than $20,000,000

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Common Stock

We have authorized the issuance of 310,000,000 shares of common stock with par value of $0.00001. The Company has designated 250,000,000 shares as Class A Common Stock and 60,000,000 shares as Class B Common Stock. See Note 8 for stock-split in 2021.

Stock Options

In 2016, our Board of Directors adopted the NexGenT, Inc. 2016 Stock Option Plan (the “2016 Plan”).  The 2016 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 43,097,020 shares of our common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2016 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2022 and 2021 have an exercise price of $0.09 and $0.08, respectively, vest over zero to four years, and expire in ten years. The stock options granted during the six months ended June 30, 2022 and the year ended December 31, 2021 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	Six Months Ended	Year Ended
	June 30,	December 31,
	2022	2021

Expected life in years	6.25	6.25
Stock price volatility	60.0%	60.0%
Risk free interest rate	1.55% - 3.60%	1.02% - 1.24%
Expected dividends	None	None
Forfeiture rate	0.0%	0.0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is based on the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

A summary of the Company’s stock option activity and related information is as follows.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)
Outstanding at January 1, 2021	33,465,480	$0.08	9.24
Granted	1,725,000	0.08
Forfeited/cancelled	(1,736,991)	0.08
Exercised	(116,665)
Outstanding at December 31, 2021	33,336,824	0.08	7.83
Granted	2,772,068	0.09
Forfeited/cancelled	-	-
Exercised	-	-
Outstanding at June 30, 2022	36,108,892	0.08	8.01

Vested and expected to vest at June 30, 2022	36,108,892	0.08	7.45

Exercisable at June 30, 2022	28,183,157	0.08	7.45

The weighted average grant date fair values of options granted during the six months ended June 30, 2022 and the year ended December 31, 2021 was approximately $0.051 and $0.045, respectively.

A summary of non-vested options at June 30, 2022 and December 31, 2021 is as follows.

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Unvested at January 1, 2021	18,362,865
Granted	1,725,000
Forfeited/cancelled	(1,736,911)
Vested	(7,892,640)
Unvested at December 31, 2021	10,458,234	$0.05
Granted	2,772,068
Forfeited/cancelled	-
Vested	(5,304,557)
Unvested at June 30, 2022	7,925,745	$0.05

Stock option expense for the six months ended June 30, 2022 and 2021 was $242,667 and $192,160, respectively. Total unrecognized compensation cost stock option awards as of June 30, 2022 amounted to $796,826 and will be recognized over a weighted average period of approximately 1.24 years.

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 7 – INCOME TAXES

For the six months ended June 30, 2022 and the year ended December 31, 2021, the Company only recorded state minimum taxes due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the six months ended June 30, 2022 and the year ended December 31, 2021.

	June 30, 2022	December 31, 2021
Current:
Federal	$-	$-
State	-	-
	-	-

Deferred:
Federal	(112,480)	(1,174,868)
State	(15,961)	(32,896)
	(128,442)	(1,207,764)
Valuation allowance	128,442	1,207,764
Total provision for income taxes	$-	$-

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the six months ended June 30, 2022 and the year ended December 31, 2021.

	June 30, 2022	December 31, 2021
Tax at Federal Statutory Rate	21.0%	21.0%
Meals & Entertainment	-0.3%	(0.1)%
Incentive Stock Options	-0.8%	(1.3)%
Other	-17.8%	(0.3)%
Change in Valuation Allowance	-2.1%	(19.3)%
Provision for Taxes	0.0%	0.0%

NEXGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The components of deferred tax assets (liabilities for federal and state income taxes consisted of the following as of June 30, 2022 and December 31, 2021.

	June 30, 2022	December 31, 2021
Net Operating Loss Carryforwards	4,107,322	3,598,978
Deferred Revenue	(57,248)	(50,199)
Depreciation & Amortization	(16,653)	(8,081)
Gross Deferred Tax Assets	4,035,443	3,540,698
Valuation Allowance	(4,035,443)	(3,540,698)
Net Deferred Tax Assets	-	-

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards and tax credits. Management has considered the Company’s history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of June 30, 2022 and December 31, 2021, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance during the first six months of 2022 increased by $494,745 primarily due to the generation of net operating loss carryforwards.

Based on federal tax returns filed or to be filed through December 31, 2021, the Company had approximately $14,775,000 in U.S. and state tax net operating loss carryforwards, which begin to expire in 2036. The 2017 Tax Cuts and Jobs Act (“TCJA”) will generally allow losses incurred after 2017 to be carried over indefinitely, but will generally limit the net operating loss deduction to the lesser of the net operating loss carryover or 80% of a corporation’s taxable income (subject to Section 382 of the Internal Revenue Code of 1986, as amended). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 2018 will generally be deductible to the extent of the lesser of a corporation’s net operating loss carryover or 100% of a corporation’s taxable income and be available for twenty years from the period the loss was generated. Losses starting in 2018 do not expire. The CARES Act temporarily allows the Company to carryback net operating losses arising in 2018, 2019 and 2020 to the five prior tax years. In addition, net operating losses generated in these years could fully offset prior year taxable income without the 80% of the taxable income limitation under the TCJA which was enacted on December 22, 2017. The Company has been generating losses since its inception, as such the net operating loss carryback provision under the CARES Act is not applicable to the Company.

The Company files tax returns in the United States and various states in which nexus is achieved. The Company is subject to U.S. federal and state tax examinations by tax authorities for years 2017 through present. As of June 30, 2022 and December 31, 2021, the Company has recorded no liability for unrecognized tax benefits, interest, or penalties related to federal and state income tax matters and there are currently no pending tax examinations. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2022 through February 21,2023.

As of the report date, the Company had negotiated the final amount due to satisfy its operating lease obligation regarding an office lease in San Jose, California, abandoned by the Company in June 2021. The Company initially recorded the full minimum lease payments due through the end of the lease, which totaled approximately $96,000. However, the landlord, who was pursuing legal action as of December 31, 2021, settled for $85,000 payable in monthly installments of $2,500 over thirty-four months, beginning July 2022. In the event the Company defaults and fails to timely cure, judgment will be immediately entered in the amount of $245,969.51, which would be due and payable immediately. The Company intends and believes it will be able to timely make each monthly installment and does not believe it is likely the full judgment will become due and payable.

In August 2022, the Company agreed with its income sharing partner to buy back a number of contracts that said partner was in the process of purchasing from the Company. The total of the buyback amount was settled at $444,150, including $423,000 of previously received funds, plus 5 percent in fees. The liability for the buyback is split between current and non-current based on the agreed upon repayment schedule.

PART III

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (1)
3.1	Form of Custody Account Agreement (2)
3.2	Form of Warrant Agreement and Form of Warrant for Shares of Class B Common Stock (1)
3.3	Voting Agreement (1)
3.4	Investor Rights Agreement (1)
3.5	Right of First Refusal and Co-Sale Agreement (1)

(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on September 30, 2021.
(2)	Incorporated by referenced to the Company’s Form 1-A/A filed with the SEC on November 1, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NexGenT, Inc.

/s/ Terry Kim
Chief Executive Officer Date: February 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Terry Kim
Principal Executive Officer
Date: February 28, 2023

/s/ Jacob Hess
Principal Financial Officer, Principal Accounting Officer
Date: February 28, 2023